SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

April 30, 2021

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

Translation of a submission from Banco Macro to the CNV dated on April 30, 2021.

Autonomous City of Buenos Aires, April 30th 2021

To

CNV/BYMA/MAE

Please be advised that the Shareholders’ Meeting held on the date hereof resolved to distribute as dividend to the shareholders the amount of up to AR$ 10,000,425,701.12, a cash dividend or dividend in kind, in this case valued at market price, or in any combination of both alternatives, which represents AR$ 15.64 per share, and delegated to the Board the powers to determine how, when and under what terms shall such dividend be made available thereof to the shareholders in proportion to their respective shareholdings.

The effective distribution of the dividends as approved on the date hereof is subject to BCRA’s authorization. Pursuant to the provisions of Communique “A” 7181 issued by the BCRA, the distribution of profits by financial entities is suspended until 06/30/2021.

As to the total amount of dividends to be distributed, please be advised that it is subject to a 7% withholding rate according to section 97 of the above mentioned Income Tax Law, as amended and restated in 2019.

Sincerely,

Jorge Scarinci

Head of Market Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 30, 2021

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer